

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 31, 2018

Patrick Moynihan
Chairman and Chief Executive Officer and Chief Financial Officer
Blockchain Industries, Inc.
53 Calle Palmeras, Suite 802
San Juan, Puerto Rico 00901

> **Re: Blockchain Industries, Inc.**
> **Form 10-K for Fiscal Year Ended April 30, 2017**
> **Filed August 30, 2017**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2018**
> **Filed March 19, 2018**
> **Response Dated May 21, 2018**
> **File No. 0-51126**

Dear Mr. Moynihan:

We have reviewed your May 21, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2018 letter.

Form 10-Q for Fiscal Quarter Ended January 31, 2018

General

1. Please report a total for comprehensive income. Please refer to ASC 220-10-45-18.

Balance Sheets, page 5

2. We note that the amount of outstanding common stock at the end of each period does not represent the number of shares issued and outstanding at par value. Please revise or advise.

Statement of Cash Flows, page 7

3. Please tell us your basis in GAAP for presenting "unrealized loss on marketable securities held for sale" as a decrease in cash flows.

4. Please disclose information about all investing and financing activities that affect recognized assets or liabilities but do not result in cash receipts or cash payments in each period. The disclosure may be either narrative or summarized in a schedule. Please refer to ASC 230-10-50-3.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 9

5. Please tell us your basis in GAAP for recognizing consulting services revenues pro rata on a monthly basis rather than as services are performed. In doing so, it would be helpful if you described the key terms of your consulting agreements.

Stock-based Compensation, page 10

6. We note your disclosure in Note 9 regarding the issuance of common stock in exchange for services. Please expand your stock-based compensation accounting policies to describe your accounting for equity-based payments to non-employees. Please refer to ASC 505-50.

Cash and Cash Equivalents, page 11

7. We note that you classify certain accounts holding Bitcoin and Ethereum as cash equivalents. Please tell us your basis in GAAP for concluding that Bitcoin and Ethereum are cash equivalents. Please refer to ASC 305-10-20.

Note 4. Available-for-Sale Securities, page 12

8. We note that the gross unrealized loss on available for sale securities does not agree to the amount of the unrealized loss on marketable securities held for sale reflected in the statements of cash flow. Please revise or advise.

9. We note that the aggregate fair value of available for sale securities does not agree to the balance sheets. We also note that the gross unrealized loss does not equal the amount of accumulated other comprehensive income reflected on the balance sheets. Please revise or advise. In addition, please provide us with a summary of each cash transaction included in "purchases of marketable securities" presented as cash flows from investing activities in the statements of cash flows.

10. Please tell us your basis in GAAP for recognizing digital assets as available-for-sale securities. In doing so, please explain to us why equity tokens and utility tokens represent an ownership interest in an entity or the right to acquire an ownership interest in an entity at fixed or determinable prices. Please also describe the nature and intent of your investment in such assets. In addition, if the digital assets are determined to be available-for sale securities please disclose the significant inputs and assumptions used to determine the fair value of the digital assets acquired and the pertinent rights and privileges associated with the assets.

Note 9. Stockholders' Equity, page 13

11. Please disclose the pertinent rights and privileges of the preferred stock, including dividend and liquidation preferences, participation rights, unusual voting rights and other terms. Please refer to ASC 505-10-50-3 through and 50-5.

12. We note your disclosure that you "had agreed to convert certain investor shares of common stock into the Preferred Shares." In your Form 10-K for the fiscal year ended April 30, 2018, please disclose any obligations you have to convert additional shares of common stock into Preferred Shares.

Stock Purchase Warrants, page 15

13. Please disclose what the weighted-average exercise price after the table of warrants outstanding of $.83 represents.

14. The tabular presentation at the end of the note appears to relate to stock options granted during the nine months ended January 31, 2018. Please disclose the nature and terms of share-based payment arrangements that existed during the period, the potential effects of those arrangements on shareholders and the effect of compensation cost arising from share-based payment arrangements on the income statement.

Note 10. Subsequent Events

BlockEx, page 15

15. We note your disclosure in Note 10 regarding the purchase of approximately €395,000 of digital tokens pursuant to the BlockEx agreement. Please provide additional disclosure regarding this agreement in your Form 10-K for the fiscal year ended April 30, 2018 and disclose whether such tokens have been issued to you and, if not, when you anticipate receiving such tokens. We also note your disclosure that you pooled with investors to raise money for the remaining €1,604,930 purchase commitment. Please disclose in your Form 10-K for the fiscal year ended April 30, 2018 whether you, or other investors, will be entitled to the coins that were purchased with pooled funds.

LegatumX, page 18

16. Please disclose in your Form 10-K for the fiscal year ended April 30, 2018 whether you have issued the shares of common stock and cash consideration as contemplated by the agreement. Please also disclose the number of LegatumX common stock that have been issued to you to date, and the percentage of LegatumX common stock that you currently hold.

Item 2. Management's Discussion and Analysis of Financial Position and Results of Operations, page 17

General

17. Please include a discussion of the potential effects of adoption of recently issued accounting standards, including:

- A brief description of the new standard, the date that adoption is required and the date that you plan to adopt, if earlier;

- A discussion of the methods of adoption allowed by the standard and the method that you expect to use; and

- A discussion of the impact that adoption of the standard is expected to have on the financial statements or that the effect is not known or reasonably estimable.

18. You state that you plan to monetize your existing online travel business "through the use of [y]our newly established blockchain technology." Please disclose in your Form 10-K for the fiscal year ended April 30, 2018 how you intend to use the blockchain in this aspect of your business, whether the blockchain technology you intend to utilize to operate the travel business is complete and, if so, whether you are currently utilizing this technology. If the blockchain technology you intend to develop is not yet complete, briefly describe the steps, resources and capital required to establish this technology, and clearly disclose what the company has accomplished to date and what remains to be accomplished.

19. We note your intent to target and acquire a broad portfolio of virtual currencies, digital coin and tokens, and other blockchain assets within the digital asset bank, mining and trading, initial coin offerings and media and education verticals. Please balance your disclosure in your Form 10-K for the fiscal year ended April 30, 2018 regarding these intended businesses by describing any material obstacles or uncertainties to your ability to commence operations in these verticals. Please also disclose the estimated amount of capital that will be necessary to commence operations in these verticals and, if known, provide a timeline detailing when you expect to commence operations in these verticals. For example, disclose the estimated cost of the hardware and power necessary to build

your desired mining and trading operations and disclose the anticipated amount of time you expect it will take to secure the necessary hardware and power to commence mining operations. Refer to Item 303 of Regulation S-K.

20. Please disclose in your Form 10-K for the fiscal year ended April 30, 2018 what you plan to do with digital assets that you currently hold or will acquire as a result of your planned consulting or mining operations, including whether you plan to hold or trade such assets. Please also discuss in your Form 10-K for the fiscal year ended April 30, 2018 how your business and financial results may be impacted by the potential illiquidity and volatility of digital assets, and explain how you plan to value the digital assets that you hold given their volatility and fragmentation, potential for manipulation, and the general lack of regulation of digital assets markets. Also describe your intended custodial practices for the digital assets that you hold, and the cybersecurity measures you intend to use to protect them.

21. To the extent you plan to trade digital assets, disclose in your Form 10-K for the fiscal year ended April 30, 2018 the trading platforms or exchanges on which you intend to trade these assets and disclose whether they are registered national securities exchanges or alternative trading systems. Please also revise your disclosure to address whether trading of digital assets triggers obligations under the federal securities laws, including any obligations to register as a broker-dealer.

22. It appears that your common equity interests in KinerjaPay and LegatumX and various equity and utility tokens you hold comprise a significant amount of your assets. In light of the foregoing, please provide your analysis as to why you are not required to register as an Investment Company under the Investment Company Act of 1940 and, if exempt, how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. In doing so, please list all of your assets and the value you assign to them on an unconsolidated basis.

KinerjaPay ICO, page 17

23. We note your disclosure regarding the agreement you have entered into to build the first Indonesian Digital Asset exchange. In your Form 10-K for the fiscal year ended April 30, 2018, please provide additional disclosure regarding your obligations in building this exchange, including the amount of capital you will need to complete this project.

24. In your Form 10-K for the fiscal year ended April 30, 2018, please revise to elaborate upon the types of services that you plan to provide in administering the KinerjaPay ICO, and briefly describe the nature of any services provided to date.

Chimes ICO, page 17

25. With a view to providing investors with information about the significance of your equity interest in Chimes Broadcasting, please disclose in your Form 10-K for the fiscal year ended April 30, 2018 the percentage ownership interest you will hold in Chimes Broadcasting following the purchase of all tokens pursuant to the agreement. Please also disclose the number of equity tokens you agreed to purchase from Chimes Broadcasting, Inc. pursuant to the February 5, 2018 agreement and whether those tokens have been issued to you.

Results of Operations, page 18

26. We note several instances where the amounts disclosed for operating expenses for the nine and three month periods ended January 31, 2018 do not agree to the financial statements. We also note that amounts disclosed in liquidity and capital resources do not agree to the financial statements. Please revise your disclosures accordingly.

27. Please include a discussion and analysis of the debt forgiveness income included in other income (expense).

Earnings per share, basic and diluted, page 19

28. Please revise the weighted average number of shares outstanding used in computing earnings per share on a diluted basis to agree with the diluted weighted average shares reflected in the Statements of Operations. Please also revise the number of shares retired to agree with Note 9 to the financial statements.

Liquidity and Capital Resources, page 19

29. Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a material deficiency is identified, indicate the course of action you have taken or proposes to take to remedy the deficiency. Please also identify and describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. Refer to Item 303(a)(1) of Regulation S-K.

30. We note that the increase in cash flows from operating activities, excluding stock-based compensation, during the nine months ended January 31, 2018 was also impacted by significant decreases in liabilities. Please revise to discuss the primary reasons for the significant decrease in liabilities and the increase in deferred revenue.

Critical Accounting Estimates, page 20

31. We note you reference the disclosure of critical accounting estimates included in your 2017 Form 10-K rather than addressing the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. Given the significant changes in your operations, please include a discussion of critical accounting estimates, such as estimates related to revenue recognition, stock-based compensation, available for sale securities and deferred revenue. The discussion should supplement, not duplicate, the description of accounting policies and provide greater insight into the quality and variability of information regarding financial condition and operating performance.

Item 4. Controls and Procedures, page 20

32. Please revise to state that your Chief Financial Officer also participated in the evaluation of your disclosure controls and procedures and also concluded that your disclosure controls and procedures were effective.

Exhibit 31.1

33. Please revise paragraphs 3 and 4 of the certification to reference the current name of the Company rather than its former name, Omni Global Technologies, Inc. Also, we note that you omitted the parenthetical language, "(the registrant's fourth fiscal quarter in the case of an annual report)", in paragraph 4d. Please revise to conform to the certification in Item 601(31)(i) of Regulation S-K.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products